FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          MARCH 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                       2


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                                TABLE OF CONTENTS

Document 1    Audited Financial Statements for Year Ended October 31, 2004
Document 2    Management Discussion and Analysis for Year Ended October 31, 2004

                                                                      DOCUMENT 1





                                AMADOR GOLD CORP.


                              FINANCIAL STATEMENTS

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                         OCTOBER 31, 2004, 2003 AND 2002

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------



Auditors' Report                                                               3

Statements of Operations and Deficit                                           4

Balance Sheets                                                                 5

Schedules of Mineral Property Expenditures                                     6

Statements of Cash Flows                                                       7

Notes to the Financial Statements                                           8-20

STALEY, OKADA & PARTNERS                      Suite 400 - 889 West Pender Street
CHARTERED ACCOUNTANTS                              Vancouver, BC Canada  V6C 3B2
                                                                TEL 604 694-6070
                                                                FAX 604 585-3800
                                                            info@staleyokada.com
                                                             www.staleyokada.com


AUDITORS' REPORT

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF AMADOR GOLD CORP.:

We have audited the balance sheets of Amador Gold Corp. (AN EXPLORATION STAGE COMPANY) as at October 31, 2004 and 2003 and the statements of operations and deficit, and cash flows for the years ended October 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended October 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

                                                    /S/ STALEY, OKADA & PARTNERS
                                                    ----------------------------

Vancouver, B.C.                                       STALEY, OKADA & PARTNERS
January 5, 2005                                          CHARTERED ACCOUNTANTS

---------------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF OPERATIONS AND DEFICIT
---------------------------------------------------------------------------------------
FOR THE YEAR ENDED OCTOBER 31,                  2004           2003            2002
---------------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
    Bank charges .......................   $        832    $        620    $        351
    Consulting fees ....................         46,519          29,232            --
    Depreciation .......................            274            --              --
    Financing fees (note 5) ............           --           102,500          10,000
    Interest on debt ...................         49,779          24,748           5,406
    Investor relations and promotion ...        132,154          78,260            --
    Legal and accounting ...............         79,570          63,044          30,009
    Management fees (note 8) ...........         27,000          44,000          30,000
    Office and miscellaneous ...........         15,108           5,247           2,115
    Part XII.6 penalty tax .............          3,800            --              --
    Regulatory fees ....................         34,808          15,866          15,311
    Transfer agent fees ................         10,116           6,811           4,966
    Stock based compensation (note 9) ..        144,000            --              --
    Recovery of prior year expenses ....           --            (1,690)           --
    Less: interest earned ..............         (4,960)         (3,209)           (434)
                                           ------------    ------------    ------------

                                                539,000         365,429          97,724
                                           ------------    ------------    ------------

LOSS BEFORE OTHER ITEMS ................       (539,000)       (365,429)        (97,724)
                                           ------------    ------------    ------------

OTHER ITEMS
    Write off of marketable securities .           --              --              (100)
    Write off of patent ................           --              --                (1)
    Write off (recovery) of mineral
       property expenditures ...........         11,788        (158,990)           --
                                           ------------    ------------    ------------

                                                 11,788        (158,990)           (101)
                                           ------------    ------------    ------------

LOSS FOR THE YEAR ......................       (527,212)       (524,419)        (97,825)

DEFICIT, BEGINNING OF YEAR .............     (3,812,612)     (3,416,958)     (3,364,696)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES ........        408,000         128,765          45,563
                                           ------------    ------------    ------------

DEFICIT, END OF YEAR ...................   $ (3,931,824)   $ (3,812,612)   $ (3,416,958)
                                           ============    ============    ============

LOSS PER SHARE - BASIC AND FULLY DILUTED   $      (0.04)   $      (0.07)   $      (0.04)
                                           ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES ......     14,545,967       7,893,541       2,505,267
                                           ============    ============    ============


                          - See Accompanying Notes -

----------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEETS
----------------------------------------------------------------------------------
OCTOBER 31,                                  2004           2003            2002
----------------------------------------------------------------------------------
ASSETS

CURRENT
    Cash and cash equivalents ........   $    23,017    $    98,463    $    68,123
    Tax credits recoverable ..........        12,909           --             --
    Goods and services tax recoverable         6,588          3,915         12,729
    Prepaid expenses .................         5,600            433           --
                                         -----------    -----------    -----------

                                              48,114        102,811         80,852

MINERAL PROPERTIES (note 3) ..........     2,466,879      1,011,059        167,049

EQUIPMENT ............................         1,552           --             --
                                         -----------    -----------    -----------

                                         $ 2,516,545    $ 1,113,870    $   247,901
                                         ===========    ===========    ===========

LIABILITIES

CURRENT
    Accounts payable .................   $    51,353    $    67,447    $    36,055
    Accrued liabilities ..............        12,000           --             --
    Due to related party (note 8) ....        10,688          3,946           --
    Convertible debenture (note 4) ...          --          125,000           --
    Promissory note payable (note 5) .          --          350,000           --
                                         -----------    -----------    -----------

                                              74,041        546,393         36,055

CONVERTIBLE DEBENTURE (note 4) .......          --             --          125,000
                                         -----------    -----------    -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 7) ...............     6,374,328      4,380,089      3,503,804

DEFICIT ..............................    (3,931,824)    (3,812,612)    (3,416,958)
                                         -----------    -----------    -----------

                                           2,442,504        567,477         86,846
                                         -----------    -----------    -----------

                                         $ 2,516,545    $ 1,113,870    $   247,901
                                         ===========    ===========    ===========

Going concern (note 1)
Commitments (note 10)

APPROVED BY THE DIRECTORS:

By:  /s/ RUPERT L. BULLOCK                       By:  /s/ LYNN W. EVOY
     -------------------------                       -----------------------

                           - See Accompanying Notes -

--------------------------------------------------------------------------------------
AMADOR GOLD CORP.

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------------
FOR THE YEAR ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------------
                                      MASKOOTCH      TODD
                                        LAKE       TOWNSHIP      KENORA
                                      PROPERTY     PROPERTY      CLAIMS        TOTAL
                                     ----------   ----------   ----------   ----------
ACQUISITION COSTS
  Opening balance ...............   $     --     $     --     $  552,500   $  552,500
  Staking costs .................         --           --          4,100        4,100
  Option payments - cash ........        5,000        3,000      300,000      308,000
  Option payments - shares ......        5,000        5,000         --         10,000
  Finder's fees - cash ..........         --           --         58,482       58,482
                                    ----------   ----------   ----------   ----------
  Closing balance ...............       10,000        8,000      915,082      933,082
                                    ----------   ----------   ----------   ----------
DEFERRED EXPLORATION EXPENDITURES
  Opening balance ...............         --           --        458,559      458,559
  Camp ..........................         --           --         35,231       35,231
  Consulting ....................         --           --        134,014      134,014
  Drilling ......................         --           --        835,358      835,358
  Mapping and sampling ..........         --           --         38,252       38,252
  Miscellaneous .................         --           --         21,956       21,956
  Surveying .....................         --           --         10,427       10,427
                                    ----------   ----------   ----------   ----------
  Closing balance ...............         --           --      1,533,797    1,533,797
                                    ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ............   $   10,000   $    8,000   $2,448,879   $2,466,879
                                    ==========   ==========   ==========   ==========


FOR THE YEAR ENDED OCTOBER 31, 2003
--------------------------------------------------------------------------------
                                          LIARD         KENORA
                                          CLAIMS        CLAIMS         TOTAL
                                       -----------    -----------   -----------

ACQUISITION COSTS
  Opening balance ..................   $    15,000    $      --     $    15,000
  Option payments - cash ...........          --          510,000       510,000
  Finder's fees - cash .............          --           42,500        42,500
                                       -----------    -----------   -----------
  Closing balance ..................        15,000        552,500       567,500
                                       -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ..................       152,049           --         152,049
  Camp .............................          --           40,602        40,602
  Consulting .......................          --           36,000        36,000
  Drilling .........................          --          338,000       338,000
  Mapping and sampling .............          --           12,867        12,867
  Miscellaneous ....................           980         13,087        14,067
  Reports ..........................          --           16,003        16,003
  Reversal of costs ................        (9,039)          --          (9,039)
  Surveying ........................          --            2,000         2,000
                                       -----------    -----------   -----------
  Closing balance ..................       143,990        458,559       602,549
                                       -----------    -----------   -----------
                                           158,990      1,011,059     1,170,049
Mineral property costs written off .      (158,990)          --        (158,990)
                                       -----------    -----------   -----------
BALANCE, END OF YEAR ...............   $      --      $ 1,011,059   $ 1,011,059
                                       ===========    ===========   ===========

                           - See Accompanying Notes -

---------------------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                          2004          2003            2002
---------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
    Loss for the year ...........................   $  (527,212)   $  (524,419)   $   (97,825)
    Add items not affecting cash:
          Depreciation ..........................           274           --             --
       Financing fee ............................          --           70,000         10,000
       Write off of marketable securities .......          --             --              100
       Write off of patent ......................          --             --                1
       Write off of mineral property expenditures          --          158,990           --
       Stock based compensation .................       144,000           --             --
                                                    -----------    -----------    -----------
                                                       (382,938)      (295,429)       (87,724)
    Change in non-cash working capital items:
          Tax credits recoverable ...............       (12,909)
       Goods and services tax recoverable .......        (2,673)         8,814        (11,914)
       Prepaid expenses .........................        (5,167)          (433)          --
       Accounts payable .........................        36,395         31,391         16,066
       Accrued liabilities ......................        12,000           --             --
                                                    -----------    -----------    -----------

                                                       (355,292)      (255,657)       (83,572)
                                                    -----------    -----------    -----------
FINANCING ACTIVITIES
   Loans received ...............................       187,500           --          175,000
   Repayment of loans ...........................      (100,000)          --          (50,000)
   Promissory note issued .......................          --          350,000           --
   Advances from related parties ................         6,742          3,946         16,566
   Issuance of share capital ....................     1,750,000        995,250        200,000
   Share issuance costs .........................      (132,750)       (71,200)       (29,600)
                                                    -----------    -----------    -----------
                                                      1,711,492      1,277,996        311,966
                                                    -----------    -----------    -----------
INVESTING ACTIVITIES
   Purchase of equipment ........................        (1,826)          --             --
   Acquisition of mineral properties ............      (370,582)      (552,500)       (10,000)
   Deferred exploration expenditures ............    (1,059,238)      (439,499)      (152,049)
                                                    -----------    -----------    -----------
                                                     (1,431,646)      (991,999)      (162,049)
                                                    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS .       (75,446)        30,340         66,345
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ....        98,463         68,123          1,778
                                                    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR ..........   $    23,017    $    98,463    $    68,123
                                                    ===========    ===========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid ..............................   $    26,250    $    24,748    $     5,406
     Income taxes paid ..........................   $      --      $      --      $      --
                                                    ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 13)

                           - See Accompanying Notes -


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                                       10


--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2004 the company has interests in properties in the Province of Ontario, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During the year, the company incurred a loss of $527,212 and has an accumulated deficit of $3,931,824. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

                  b)       MINERAL PROPERTIES

                           Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

                           Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

                           Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         d)       FOREIGN CURRENCY TRANSLATION

                  Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

         e)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

         f)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2002, the company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         g)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

         h)       FLOW THROUGH SHARES

                  Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, this future income tax liability has then been reduced by the recognition previously unrecorded future income tax assets on unused tax losses and deductions.

         i)       LOSS PER SHARE

                  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2004, 2003, and 2002.

         j)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         k)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash and cash equivalents, tax credits recoverable, goods and services tax recoverable, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY

                  During fiscal 2003 the company entered into an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004 (paid), and 2005, $500,000 on each of August 27, 2006, 2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. There is an additional amount of $50,000 due on December 31, 2004 (paid). To date the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property

                  A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid),  5% on the next $700,000  ($35,000  paid),  2.5% on the next $4,000,000 ($33,482 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

         b)       TODD TOWNSHIP PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $69,000 cash ($3,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

         c)       MASKOOTCH LAKE PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $88,000 cash ($5,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         d)       GLASS CLAIMS PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (25,000 common shares were issued subsequent to the year end) and $93,000 cash over a 4 year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (continued)

         e)       LIARD DIVISION

                  On May 30, 2002, the company announced an option agreement to explore and develop 32 claims in the Liard Mining Division of British Columbia, which was subsequently expanded to cover 10,320 HA. The company was to be the operator of the project, and was required to make cash payments of $100,000 ($10,000 paid), issue 450,000 (50,000 issued) common shares, and incur exploration expenditures of $1,100,000 ($150,000 incurred) to earn a 50% interest. The company decided not to make the May 2003 cash and share payments. The company has retained a 10% interest in the property previously earned.

4.       CONVERTIBLE DEBENTURE

         On July 10, 2002, the company issued two promissory notes in the total amount of $175,000 to finance the Kenora Property (note 3(a)). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced. A bonus in an amount equal to 20% of the value of the loans may be paid in common shares of the company.

         The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002. 100,000 common shares, representing 20% of the principal value of the loan were issued as a bonus.

         The second note, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. During the year the company paid accrued interest of $26,250, the remaining interest of $3,892, and principal was settled for 991,480 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

5.       PROMISSORY NOTE PAYABLE

         Under an agreement dated July 4, 2003 the company borrowed $350,000 from a shareholder. The funds bear interest at 10% per annum, compounded monthly in arrears, and is payable one year from the date advanced, or on written notice from the lender. In consideration for the loan the company issued 311,111 bonus shares, valued at $0.225 per share, for total financing fees of $70,000. In addition a finder's fee of $32,500 was paid to Research Capital.

         During the year interest of $46,029, and principal were settled for 3,046,374 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

6.       LOAN PAYABLE

         Under an agreement dated August, 2004 the company borrowed $187,500 from a shareholder. The funds bear interest at 10% per annum, compounded semi-annually in arrears, and are payable one year from the date advanced, or on written notice from the lender.

         The company repaid $100,000 during October 2004, the remaining principal of $87,500, and accrued interest of $2,568 was settled for 692,834 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED AND ALLOTTED

                                                    NUMBER OF          SHARE
ISSUED                                               SHARES            AMOUNT
----------------------------------------------     -----------      ------------

Balance, October 31, 2001 ....................       2,309,651      $ 3,297,092
Issued for
    Property acquisition .....................          50,000            5,000
    Loan bonus ...............................         100,000           10,000
    Shares for debt ..........................         668,750           66,875
Issued for cash
    Private placements .......................       2,000,000          200,000
Share issuance costs .........................            --            (29,600)
Income tax benefits renounced on flow
    through shares issued
                                                          --            (45,563)
                                                   -----------      -----------
Balance, October 31, 2002 ....................       5,128,401        3,503,804
Issued for
    Loan bonus ...............................         311,111           70,000
Issued for cash
    Private placements .......................       4,480,715          960,200
    Exercise of options ......................         147,000           35,050
Stock based compensation .....................            --             11,000
Share issuance costs .........................            --            (71,200)
Income tax benefits renounced on flow
    through shares issued
                                                          --           (128,765)
                                                   -----------      -----------
Balance, October 31, 2003 ....................      10,067,227      $ 4,380,089
Issued for
    Property acquisition .....................          50,000           10,000
Issued for cash
    Private placements .......................       4,400,000        1,475,000
    Exercise of warrants .....................       2,750,000          275,000
    Stock based compensation .................            --            160,000
    Share issuance costs .....................            --           (132,750)
    Income tax benefits renounced on flow
      through shares issued ..................            --           (408,000)
                                                   -----------      -----------
BALANCE, OCTOBER 31, 2004 ....................      17,267,227        5,759,339
                                                   -----------      -----------

ALLOTTED
Balance, beginning ...........................            --               --
Issued for
    Shares for debt ..........................       4,730,688          614,989
                                                   -----------      -----------
BALANCE ENDING, ISSUED AND ALLOTTED ..........      21,997,915      $ 6,374,328
                                                   ===========      ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS

                  (i)      During  fiscal  2002  the  company  issued  2,000,000
                           units,   for  $0.10   per  unit   through  a  private
                           placement:

                           1,150,000 flow-through common shares, with 1,150,000 non-transferable warrants to purchase one non flow-through common share at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                           850,000 common shares of the company with 850,000 non-transferable warrants to purchase one common share of the company at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                  (ii) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (iii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iv) During fiscal 2003 the company issued 535,715 units for $0.28 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

                  (v) During fiscal 2003 the company issued 250,000 units for $0.40 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (vi) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  (vii) During fiscal 2004 the company agreed to issue 4,730,688 units in settlement of debt (notes 4, 5 and 6) each unit comprising one common shares and one non-transferable warrants exercisable at $0.13 per share for a period of 2 years. These units have been treated as allotted in these financial statements but were formally issued subsequent to the year end.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL (continued)

         d)       OPTIONS OUTSTANDING

                  As at October 31, 2004 there were  1,285,000  (2003 - 785,000;
                  2002 - 340,000) options outstanding as follows:

                        Expiry date       Exercise price      Number of options
                  -----------------       --------------      -----------------

                    October 8, 2007                $0.10                340,000
                  December 18, 2007                $0.23                 85,000
                      March 2, 2008                $0.25                310,000
                      June 16, 2008                $0.30                 50,000
                    January 5, 2009                $0.56                500,000

         e)       WARRANTS OUTSTANDING

                  As  at  October  31,  2004  there  were  13,611,403   (2003  -
                  7,730,715; 2002 - 1,250,000) warrants outstanding as follows:

                         Expiry date      Exercise price      Number of warrants
                  ------------------      --------------      ------------------

                   November 14, 2004               $0.14                 320,000
                   February 28, 2005               $0.25               3,375,000
                        May 29, 2005               $0.32                 535,715
                  September 30, 2005               $0.40                 250,000
                   December 22, 2005               $0.30               1,300,000
                   December 22, 2005               $0.35               3,100,000
                   December 22, 2006               $0.13               4,730,688

         f)       ESCROW SHARES

                  As at October 31, 2004 there were 25,000 (2003 and 2002 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

8.       RELATED PARTY TRANSACTIONS

         a) During the year the company recorded management fees of $27,000 (2003 - $44,000; 2002 - $30,000) to companies controlled by Directors of the company. At October 31, 2004 $10,688 (2003 - $3,946; 2002 - $nil) was owed to companies controlled by directors of the company for management fees and payments made on the company's behalf.

         b) During the year, fees for consulting services in the amount of $32,164 (2003 - $29,232: 2002 - $nil) were paid to a company controlled by an officer of the company.

         c) During fiscal 2002, the company settled indebtedness of $66,875 to the company controlled by a Director of the company by issuing 668,750 shares at $0.10 per share.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

9.       STOCK COMPENSATION

         The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (f) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

         As disclosed in note 7(d(v)) the company issued 500,000 options during the current year. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year.

         Dividend rate             0.00%        Expected life            3 years
         Risk-free interest rate   3.92%        Expected volatility     72%

         As disclosed in note 7(d(iv)) the company issued 50,000 options to a consultant during fiscal 2003. Using the assumptions below the fair value of each option granted was $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) during fiscal 2003.

         Dividend rate             0.00%        Expected life            5 years
         Risk-free interest rate   4.08%        Expected volatility    100%

         As disclosed in notes 7(d(ii-iii)) the company issued options 542,000 to directors during fiscal 2003. In accordance with CICA standards in those years the fair value $96,180, as determined on the below weighted average assumptions, was disclosed, but no compensation expense was recorded.

         Dividend rate             0.00%        Expected life            5 years
         Risk-free interest rate   4.04%        Expected volatility    100%

         The pro forma effect on net loss per share for the period ended October 31, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follow:

         Net loss for the year                                  $(524,419)
         Unrecorded stock option compensation                     (96,180)
                                                                ---------
         Proforma loss for the period                           $(620,599)
                                                                =========
         Proforma loss per share                                $   (0.08)
                                                                =========

         Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

10.      COMMITMENTS

         By agreement dated January 1, 2004, the company entered into a management agreement with a company controlled by a director and officer. Compensation is $2,000 per month for one year. This agreement is renewable for one year.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

11.      INCOME TAXES

         As at October 31, 2004, the company has income tax losses of approximately $976,000 (2003 - $325,000) expiring between 2004 and 2014. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                 Rate
                   ------                 ----
                  $230,000                100%
                  $997,000                 30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts, except for a recovery created by the renouncement of a benefit on the issuance of flow through shares.

12.      SUBSEQUENT EVENTS

         a) Subsequent to the year end the 320,000 warrants at $0.14 expired.

         b) Subsequent to the year end the company issued 25,000 common shares and paid $8,000 cash towards the acquisition of the Glass claims (note 3d).

         c) Subsequent to the year end the company completed two private placements:

                  (i) 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable for a period of 2 years. The company paid a finders fee of $18,000.

                  (ii) 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants, each warrant to purchase one common share at an exercise price of $0.15 per share exercisable for a period of 12 months.

13.      SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                     2004         2003         2002
-----------------------------------------     --------     --------     --------
Investing activities
     Mineral property acquisition .......     $ 10,000     $   --       $  5,000
     Stock based compensation
      capitalized to
      deferred exploration ..............       16,000       11,000         --
                                              --------     --------     --------
                                              $ 26,000     $ 11,000     $  5,000
                                              ========     ========     ========

Financing activities
     Share for debt settlement,
      principal .........................     $562,500     $   --       $ 66,875
     Share for debt settlement,
      interest ..........................       52,489         --           --
     Shares issued for financing
      fees ..............................         --         70,000       10,000
     Stock based compensation
      included in share capital .........      160,000       11,000         --
                                              --------     --------     --------
                                              $774,989     $ 81,000     $ 76,875
                                              ========     ========     ========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:


         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                     For the years ended
                                           -----------------------------------------
                                           OCTOBER 31,    October 31,    October 31,
                                              2004           2003           2002
                                           -----------    -----------    -----------
Statement of operations and deficit

Loss for the year under:
     Canadian GAAP .....................   $  (527,212)   $  (524,419)   $   (97,825)
     Add:  Write-down of properties ....          --          158,990           --
     Less:  Mineral property exploration
     and development expenditures ......    (1,455,820)    (1,003,000)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,983,032)   $(1,368,429)   $  (264,874)
                                           ===========    ===========    ===========

Loss per share - US GAAP ...............   $     (0.14)   $     (0.17)   $     (0.10)
                                           ===========    ===========    ===========

Balance sheet
Assets
Mineral Properties
     Canadian GAAP .....................   $ 2,466,879    $ 1,011,059    $   167,049
     Resource property expenditures
     (cumulative) ......................    (2,466,879)    (1,011,059)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $      --      $      --      $      --
                                           ===========    ===========    ===========

Deficit
      Canadian GAAP ....................   $(3,931,824)   $(3,812,612)   $(3,416,958)
      Resource property expenditures
      (cumulative) .....................    (2,466,879)    (1,011,059)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $(6,398,703)   $(4,823,671)   $(3,584,007)
                                           ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2003 the company has chosen to account for stock-based compensation using in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The comparative figures have been shown using APB 25, being disclosure only.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2004, 2003, and 2002 were 14,520,967, 7,868,541, 2,480,267, respectively.

         d)       NEW ACCOUNTING PRONOUNCEMENTS

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         d)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 153 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for periods beginning after June 15, 2003, except for certain mandatorily redeemable non-controlling interests.

                  In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there is a non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

                                                                      DOCUMENT 2


                                AMADOR GOLD CORP.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                     FOR THE QUARTER ENDED OCTOBER 31, 2004

INTRODUCTION

The following management discussion and analysis has been prepared as of February 28, 2005. The selected financial information set out below, and certain comments which follow, are based on and derived from the audited financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the twelve months ended October 31, 2004 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company.

Amador is a mining exploration company engaged primarily in an advanced stage exploration and development program of a high-grade gold property located in Kenora, Ontario, Canada. Its assets consist of mineral properties and cash. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The junior resource market started to improve in 2002 after several years in the doldrums. The ability to secure properties of merit is in large part dependent on management's contacts.

KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property").

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August
27, 2004 (paid),  $250,000 on August 27, 2005 and $500,000 on each of August 27,
2006, 2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004
(paid).

To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($33,482 paid or accrued to October 31, 2004) and 1% on any additional payments up to a maximum of $300,000.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire the following patented claims from Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL 2413),  D-203 SW, D-204  (K-2460),
         D-212, D-213 (K-2462),  D-214 (K-2938),  D-215 (K-2548),  D-216, D-217,
         D-228 (K-2978-79),  D-229,  D-233,  D-265,  D-140 (K-1269),  S-74, S-97
         (K-3055-58),  S-151 PARTIAL,  MIN. LOC.  D-195,  D-147,  D-148,  D-239,
         D-389, S-109, S-126, S-150, D-203 (K-2461)

The Company has an option to acquire the following patented claims from Machin:

         D-199,  D-202, M-11, S-105, D-218 (K-1317 ET AL NORTH),  K-13487 NORTH,
         K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E PARCEL 4802

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2003 DRILL RESULTS

The Company's 2003 diamond drill program, under the supervision of Philip J. Southam, P.Geo. and assistance of Kevin Leonard, a licensed (License #1346) geologist from the State of Washington, U.S.A., completed 11 holes totalling 3,205 meters. The two-fold purpose of this program was in-fill drilling of the Mainland zone and expanding the zone to depth and along strike. The results of the drilling are listed in Table 1 below. The Main Vein of the Mainland zone was consistently encountered in every hole at the target depth. The grades encountered are consistent with this style of vein system. Holes 10 and 11 represent a step-out to the east from the Mainland zone on to the Machin Property.

                         Table 1 - 2003 Drilling Results

DRILL HOLE #     FROM (M)     TO (M)   WIDTH (M)   GOLD (G/T)            VEIN ID
------------     --------     ------   ---------   ----------            -------

     SL03-01          329      329.4         0.4         2.82     Hanging Wall 1
                   351.05      353.1        2.05         0.59          Main Vein
                    362.6      364.5         1.9          1.8      Footwall Vein


     SL03-02          185      186.3         1.3         1.48     Hanging Wall 1
                      197        200           3         1.61          Main Vein

     SL03-03        227.8      229.5         1.7         1.66     Hanging Wall 3
                   278.35        280        1.65         1.72          Main Vein
   including       278.65     278.95         0.3         6.93          Main Vein
                      282      288.2         6.2        1.475      Footwall Vein

     SL03-04          302      303.5         1.5         3.42     Hanging Wall 1
                    314.6        316         1.4         3.67          Main Vein
                      317     318.85        1.85         2.22          Main Vein
                   321.63     322.03         0.4         9.56          Main Vein
                    345.6        346         0.4         2.64      Footwall Vein

     SL03-05          280     283.54        3.54         2.25          Main Vein
   including       282.84     283.54         0.7          6.2          Main Vein
                    304.5        307         2.5         2.58      Footwall Vein
   including        306.2      306.6         0.4         6.21      Footwall Vein

     SL03-06          214      215.6         1.6         2.58       Breccia Vein
   including          214      214.5         0.5         7.93       Breccia Vein
                      228      228.4         0.4         3.13     Hanging Wall 3
                      254      254.4         0.4         0.69     Hanging Wall 2
                   273.15     273.55         0.4         0.36     Hanging Wall 1
                   301.52        303        1.48          1.7          Main Vein
                   337.15        338        0.85         0.58      Footwall Vein

     SL03-07        109.1      110.4         1.3         0.19     Hanging Wall 3
                      119      119.7         0.7          0.3     Hanging Wall 2
                    140.1      141.1           1         0.43     Hanging Wall 1
                   148.55        150        1.45         0.34          Main Vein

     SL03-08        176.3     177.75        1.45         1.74       Breccia Vein
                      210      211.2         1.2         1.18     Hanging Wall 2
                    213.2      213.6         0.4         6.87     Hanging Wall 1
                   218.14      220.6        2.46         3.45          Main Vein
                      224      225.4         1.4         0.78      Footwall Vein

     SL03-09        149.8      151.3         1.5         2.95       Breccia Vein
                    160.1      161.6         1.5         0.82     Hanging Wall 2
   including        160.1      160.5         0.4         2.52     Hanging Wall 2
                    164.7      165.5         0.8         2.02     Hanging Wall 1
                    176.8      178.3         1.5          1.6          Main Vein
                    194.6      196.6           2         2.25      Footwall Vein

     SL03-10        128.4      129.6         1.2          0.9     Hanging Wall 2
                    143.6      145.2         1.6         3.61     Hanging Wall 1
   including       144.55      145.2        0.65         6.44     Hanging Wall 1
                    148.2     149.55        1.35         5.65          Main Vein

     SL03-11        194.5      195.7         1.2         3.27          Main Vein


2004 DRILL RESULTS

The Registrant's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

                                                   GOLD ASSAY    COMPOSITE
                                                      CORE      GOLD GRADE
                                                     LENGTH     TRUE WIDTH
HOLE NO.       LOCATION      FROM (m)   TO (m)      (g/t/m)      (g/t/m)
--------     ------------    --------   --------   ----------   -----------
SL04-153     20203E/9655N    346.60     347.20     3.68/0.60
                             347.20     347.80     0.84/0.60    2.26/1.02
--------     ------------    --------   --------   ----------   -----------
SL04-154     20150E/9637N    433.00     433.40     1.00/0.40
                             433.40     434.40     1.30/1.00    1.21/1.20
--------     --------------- --------   --------   ----------   -----------
SL04-155     20250E/9595N    410.26     410.76     6.98/0.50
                             410.76     411.09     0.66/0.30
                             411.09     411.71     3.04/0.60    2.63/1.20
--------     ------------    --------   --------   ----------   -----------
SL04-156     20100E/9676N    372.00     372.60     0.04/0.60
                             372.60     373.00     3.52/0.40    1.17/1.02
--------     ------------    --------   -------- ------------   -----------
SL04-157     20203E/9645N    454.30     455.00     0.21/0.70    0.21/0.42
--------     ------------    --------   --------   ----------   -----------
SL04-158     20100E/9674N    449.00     450.00     0.21/1.00
                             450.00     451.00     1.12/1.00    0.66/1.71
--------     ------------    --------   --------   ----------   -----------
SL04-159     20300E/9604N    337.20     337.60     3.06/0.40
                             337.60     338.20     3.34/0.60    3.23/0.85
--------     ------------    --------   --------   ----------   -----------
SL04-160     20050E/9717N    344.60     345.33     0.78/0.73
                             345.33     346.07     0.66/0.74
                             346.07     347.00     1.17/0.93    0.80/2.28
--------     ------------    --------   --------   ----------   -----------
SL04-161     20300E/9604N    471.40     471.80     4.07/0.40
                             471.80     472.30     16.35/0.50
                             472.30     473.10     0.71/0.40    7.18/1.20
--------     ------------    --------   --------   ----------   -----------
SL04-162     20050E/9677N    461.35     461.91     3.77/0.57
                             461.91     462.31     0.14/0.40    2.27/0.83
--------     ------------    --------   --------   ----------   -----------
SL04-163     20400E/9530N    435.00     435.40     0.19/0.40
                             435.40     435.80     18.95/0.40   5.20/1.00
--------     ------------    --------   --------   ----------   -----------
SL04-164     20350E/9565N    384.53     384.98     0.17/0.45
                             384.98     385.68     6.94/0.70    4.20/1.00
--------     ------------    --------   --------   ----------   -----------
SL04-165     20400E/9528N    512.20     512.80     0.23/0.60
                             512.80     513.20     0.05/0.40    0.23/0.51
--------     ------------    --------   --------   ----------   -----------

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 metres to a vertical depth of 423 metres. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 metres true width at a vertical depth of 402 metres. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 metres in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

         SUMMARY OF CEDAR ISLAND MAINLAND ZONE - EAST EXTENSION RESULTS

                                                   GOLD ASSAY    COMPOSITE
                                                      CORE      GOLD GRADE
                                                     LENGTH     TRUE WIDTH
HOLE NO.       LOCATION      FROM (m)   TO (m)      (g/t/m)      (g/t/m)
--------     ------------    --------   --------   ----------   -----------
SL04-172     21210E/9740N    110.00     110.40     0.14/0.40
                             110.40     110.80     4.87/0.40    2.51/0.68
--------     ------------    --------   --------   ----------   -----------
SL04-174     21125E/9690N    140.90     141.30     1.25/0.40    1.25/0.34
--------     ------------    --------   --------   ----------   -----------
SL04-176     21080E/9700N    177.00     177.40     0.01/0.40
                             177.40     178.10     3.03/0.70    3.03/0.60
--------     ------------    --------   --------   ----------   -----------
SL04-178     21025E/9720N     89.20      89.60     0.78/0.40
                              89.60      90.10     0.21/0.50
                              90.10      90.50     0.19/0.40    0.38/1.11
--------     ------------    --------   --------   ----------   -----------

The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 metres in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an `indicated' category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET

                                                   GOLD ASSAY    COMPOSITE
                                                      CORE      GOLD GRADE
                                                     LENGTH     TRUE WIDTH
HOLE NO.       LOCATION      FROM (m)   TO (m)      (g/t/m)      (g/t/m)
--------     ------------    --------   --------   ----------   -----------
SL04-166     20290E/9910N     21.49      22.00     7.97/0.51
                              22.00      22.40     1.61/0.40
                              22.40      22.80     1.86/0.40    4.15/1.12

                              40.05      40.90     5.64/0.85    3.41/1.20
--------     ------------    --------   --------   ----------   -----------
SL04-167     20290E/9909N     55.00      55.50     2.79/0.50
                              55.50      56.00     12.80/0.50
                              56.00      56.50     278.50/0.50*
                              56.50      57.00     2.16/0.50
                              57.00      57.50     93.81/0.50*
                              57.50      58.00     4.43/0.50
                              58.00      58.50     0.87/0.50
                              58.50      59.00     9.45/0.50
                              59.00      59.50     10.12/0.50
                              59.50      60.00     0.62/0.50
                              60.00      60.50     0.63/0.50
                              60.50      61.00     12.90/0.50
                              61.00      61.50     3.43/0.50
                              61.50      62.00     5.28/0.50
                              62.00      62.50     14.24/0.50
                              62.50      63.00     11.15/0.50
                              63.00      63.50     1.38/0.50
                              63.50      64.00     1.69/0.50
                              64.00      64.50     2.54/0.50    22.43/9.10
                              64.50      65.00     3.15/0.50    16.18/9.10*
                              65.00      65.70     7.1/0.70     (*Cut)
--------     ------------    --------   --------   ----------   -----------
SL04-168     20290E/9855N    100.50     101.00     13.11/0.50
                             101.00     101.50     17.96/0.50   23.16/1.86
                             101.50     102.00     67.32/0.50*  15.60/1.86*
                             102.00     102.50     1.94/0.68    (*Cut)
--------     ------------    --------   --------   ----------   -----------
SL04-169     20290E/9854N    106.03     106.79     3.79/0.76
                             106.79     107.60     8.61/0.81
                             107.60     108.60     0.08/1.00
                             108.60     109.00     12.47/0.40   5.02/2.54
--------     ------------    --------   --------   ----------   -----------
SL04-170     20290E/9853N    112.10     112.60     1.18/0.50    23.95/1.20
                             112.60     113.00     81.15/0.40*  10.55/1.20*
                             113.00     113.50     0.94/0.50    (*Cut)
--------     ------------    --------   --------   ----------   -----------
SL04-171     20290E/9853N    135.23     136.00     2.22/0.77
                             136.00     136.89     1.38/0.89
                             136.89     137.29     17.11/0.40   7.58/1.10
--------     ------------    --------   --------   ----------   -----------

--------     ------------    --------   --------   ----------   -----------
SL04-173     20286E/9757N    211.02     211.52     18.92/0.50
                             211.52     212.00     19.93/0.48
                             212.00     212.50     26.49/0.50
                             212.50     213.00     10.40/0.50
                             213.00     213.50     1.34/0.50
                             213.50     214.00     1.98/0.50    13.13/2.54
--------     ------------    --------   --------   ----------   -----------
SL04-175     20286E/9757N    230.90     231.60     6.13/0.70
                             231.60     232.45     0.33/0.85
                             232.45     233.27     2.54/0.82    2.81/2.02
--------     ------------    --------   --------   ----------   -----------
SL04-177     20286E/9756N    247.60     248.00     2.76/0.40
                             248.00     248.74     1.43/0.74
                             248.74     249.26     8.02/0.52
                             249.26     249.70     2.95/0.44    3.63/1.79
--------     ------------    --------   --------   ----------   -----------
SL04-179     20286E/9756N    255.00     255.75     16.06/0.75
                             255.75     256.35      2.86/0.60   10.19/1.15
--------     ------------    --------   --------   ----------   -----------
SL04-180     20270E/9880N     79.40      79.80     1.89/0.40
                              79.80      80.20     69.72/0.40*  18.40/1.45
                              80.20      80.60     4.82/0.40    10.07/1.45*
                              80.60      81.10     1.43/0.50    (*Cut)
--------     ------------    --------   --------   ----------   -----------
SL04-181     20290E/9755N    300.94     302.00     3.64/1.06
                             302.00     302.52     3.75/0.52    3.67/1.35

                             303.40     303.80     6.78/0.40
                             303.80     304.64     2.49/0.84    3.87/1.06

                             305.77     306.66     2.05/0.89
                             306.66     307.06     6.16/0.40    3.32/1.10
--------     ------------    --------   --------   ----------   -----------
SL04-182     20270E/9879N     82.20      82.90     38.79/0.70*
                              82.90      83.50     2.78/0.60    16.96/1.96
                              83.50      83.90     1.33/0.40    15.59/1.96*
                              83.90      84.50     16.10/0.60   (*Cut)
--------     ------------    --------   --------   ----------   -----------
SL04-183     20270E9879N     105.10     105.70     21.61/0.60
                             105.70     106.10     5.60/0.40    10.82/1.20
--------     ------------    --------   --------   ----------   -----------
SL04-184     20250E/9855N    120.60     121.00     67.90/0.40*
                             121.00     121.50     9.99/0.50    29.71/1.79
                             121.50     122.30     34.86/0.80*  23.09/1.79*
                             122.30     122.70     5.89/0.40    (*Cut)
--------     ------------    --------   --------   ----------   -----------
SL04-185     20310E/9855N    104.12     104.62     10.41/0.50
                             104.62     105.12     12.40/0.50
                             105.12     105.57     13.98/0.45
                             105.57     106.09     2.56/0.52    9.66/1.68

                             115.50     116.00     20.73/0.50   7.38/1.20

                             128.00     128.84     12.18/0.84   7.28/1.20
--------     ------------    --------   --------   ----------   -----------

--------     ------------    --------   --------   ----------   -----------
SL04-186     20230E/9855N    128.35     128.75     1.07/0.40
                             128.75     129.15     21.61/0.40
                             129.15     129.85     33.41/0.70   21.63/1.28

                             132.60     133.00     13.41/0.40
                             133.00     133.40     5.56/0.40    5.37/1.20
--------     ------------    --------   --------   ----------   -----------
SL04-187     20332E/9855N     75.85      76.39     1.67/0.54
                              76.39      77.00     4.13/0.61
                              77.00      77.60     4.62/0.60    3.54/1.49
--------     ------------    --------   --------   ----------   -----------
SL04-188     20352E/9865N     60.20      60.90     1.58/0.70
                              60.90      61.30     0.40/0.40
                              61.30      61.70     19.85/0.40   6.14/1.28
--------     ------------    --------   --------   ----------   -----------

The 9 East Target was tested over a strike length of 120 metres at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 metres. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 metres. The highly anomalous intersection showing 9.1 metres true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone

Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-UchiConfederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1M. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

GLASS TOWNSHIP, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of 100,000 shares of the Company and payment of $93,000 ($8,000 paid subsequent to year end) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase .5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange on November 2, 2004.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                          2004           2003           2002
                                      -----------    -----------    -----------
Revenues ..........................   $      --      $      --      $      --
Loss  before other items ..........      (539,000)      (365,429)       (97,724)
Loss for the year .................      (527,212)      (524,419)       (97,825)
Net loss per share, basic and
   fully diluted ..................         (0.04)         (0.07)         (0.04)
Total assets ......................     2,516,545      1,113,870        247,901
Long term financial liabilities ...          --             --          125,000
Deficit, end of year ..............    (3,931,824)    (3,812,612)    (3,416,958)

Notes:

(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review;
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

FISCAL YEAR ENDED OCTOBER 31, 2002 VS. FISCAL 2001

The Company had no revenue in fiscal 2001 or 2002 and realized a net loss of $(97,825) for the twelve-month period ended October 31, 2002 compared to a net loss of $(48,613) in fiscal 2001. In fiscal 2001, the Company was essentially dormant while it waited for certain negotiations to come to fruition. In fiscal 2002, the Company ceased negotiations with regard to an industrial venture, conducted a change of business classification with the TSX Venture Exchange from industrial to resource company and entered the mineral exploration industry. This change resulted in an increase in legal and accounting fees from $9,616 in fiscal 2001 to $30,009 in fiscal 2002. Similarly, there was an increase in regulatory fees from $3,004 in fiscal 2001 to $15,311 in fiscal 2002 and in transfer agent fees from $4,151 in fiscal 2001 to $4,966 in fiscal 2002. Management fees ($30,000 in each year) included office rent, secretarial and basic accounting and were identical in both fiscal 2001 and fiscal 2002. An increase in bank charges from $263 to $351 and an increase in interest on debt from nil to $5,406, as well as the $10,000 financing fee, in fiscal 2002, can be attributed to the $175,000 financing completed on July 10, 2002.

FISCAL YEAR ENDED OCTOBER 31, 2003 VS. FISCAL 2002

The Company had no revenue and realized a loss for the year of $(524,419) for the twelve-month period ended October 31, 2003 compared to $(97,825) in the twelve-months ended October 31, 2002. The 2003 loss includes a write-off of mineral properties of $158,990 (BX Property). The main expenses were for management fees of $44,000 (2002 - $30,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $63,044 (2002 - $30,009) for legal and accounting, $15,866 (2002 - $15,311) for regulatory fees and $6,811 (2002 - $4,966) for transfer agent fees. The large increase in legal and accounting fees was due to preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) financing fees of $102,500 (2002 - $10,000) for private placements to raise money for property option expense and drilling programs on the KPM property; (b) investor relations of $78,260 (2002 - $Nil) as the Company has materials prepared for display and hand out at various investment forums across North America that directors travel to and (c) interest on debt of $24,748 (2002 - $5,406) which is related to interest on the promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2004 VS. FISCAL 2003

The Company had no revenue and realized a loss for the year of $(527,212) for the twelve-month period ended October 31, 2004 compared to $(524,419) in the twelve-months ended October 31, 2003. The 2004 loss includes a recovery of mineral property expenditures of $11,788. The main expenses were for management fees of $27,000 (2003 - $44,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,570 (2003 - $63,044) for legal and accounting, $34,808 (2003 - $15,866) for regulatory fees and $10,116 (2003 - $6,811) for transfer agent fees. The large increase in legal and accounting fees was due to continued preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) investor relations of $132,154 (2003 - $78,260) as the Company had materials prepared for display and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $49,779 (2003 - $24,748) which is related to interest on the promissory note and convertible debenture.

B.       SUMMARY OF QUARTERLY RESULTS

                        FIRST            SECOND          THIRD           FOURTH
FISCAL 2004            QUARTER          QUARTER         QUARTER         QUARTER
-----------            -------          -------         -------         -------

Revenues                    Nil             Nil              Nil            Nil
Net Loss              ($300,478) (1)   ($98,603)       ($585,719)      ($42,412)
Net Loss Per Share       ($0.02)         ($0.01)          ($0.01)        ($0.00)


                        FIRST            SECOND          THIRD          FOURTH
FISCAL 2003            QUARTER          QUARTER         QUARTER        QUARTER
-----------            -------          -------         -------        -------

Revenues                   Nil              Nil              Nil            Nil
Net Loss              ($22,974)        ($54,604)       ($152,825)     ($294,016)
Net Loss Per Share      ($0.00)          ($0.01)          ($0.02)        ($0.04)

(1)      $160,000 stock based compensation

C.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2002

At the beginning of fiscal 2002, the Company was essentially inactive. It had cash of $1,778. During the year, it obtained two loans totalling $175,000, of which one for $50,000 was repaid from the proceeds of a private placement of $200,000. The Company obtained a mineral property for $10,000 and spent $152,049 exploring it. The loss for the year was $(97,825).

On December 28, 2001, trading in the Company's common shares was halted pending receipt and review of acceptable documentation regarding the change of business and/or reverse take-over pursuant to applicable policies of the Canadian Venture Exchange (now the TSX Venture Exchange) based on the Company's agreement to purchase all of the issued and outstanding shares in the capital of a private British Columbia company (see "Fiscal 2001") (the "COB").

In the first part of fiscal 2002, the Company had no operating business and no assets. The Company was classified in the industrial industry; however, during the fiscal year the Company received disinterested shareholder approval to a change of business to natural resources.

In May 2002, the Company entered into an option agreement to explore and develop some mineral claims located in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 hectares during the course of the fiscal 2002 work program. The Company was the operator of the project and was required to make cash payments of $100,000 (of which $10,000 was paid in fiscal 2002), issue 450,000 common shares (of which 50,000 common shares were issued in fiscal 2002), and incur exploration expenditures of $1,100,000 (of which $150,000 was expended in fiscal 2003) to earn a 50% interest.

As part of the COB, on July 10, 2002, the Company issued two promissory notes in the aggregate amount of $175,000 to finance the BX Property located in the Liard Mining Division, British Columbia (the "Loans"). The Loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demanded payment by notice in writing if the Company had not commenced trading on the TSX Venture Exchange (the "Exchange") on or before September 30, 2002 or (b) the date which was two years from the date the Loans were advanced. In consideration for providing the Loans, the Company agreed to issue to the lenders the maximum number of shares allowable by the Exchange pursuant to its policies, the number of which shall have a market value of not more than 20% of the amount of the Loans. Market value was determined based on the closing price of the Company's shares on the Exchange on the 10th trading day after the resumption of trading of the Company's shares on the Exchange. Resumption of trading took place on August 26, 2002; therefore the number of shares to be issued was determined on September 9, 2002. Based on the $0.10 closing price of the Company's shares on September 9, 2002, one of the lenders ($50,000) received 100,000 shares of the Company. The $50,000 note was repaid in cash, including interest of $1,194, on October 22, 2002.

On September 10, 2002, the Company entered into a debt settlement agreement with Bullock Consulting Ltd. ("BCL"), a private company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, to settle debt in the amount of $66,875. A total of 668,750 shares of the Company were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares were subject to a hold period expiring on February 8, 2003.

On October 16, 2002, the second note, for $125,000, was converted into a Series "A" convertible debenture (the "Debenture"), with a 1,250,000 detachable share purchase warrant (the "Warrant") with an exercise price of $0.10 per share until July 23, 2004. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into common shares of the Company at a conversion rate equal to the market price (as defined by the policies of the Exchange) of the Company's shares at the time of conversion. At October 31, 2002, 1,250,000 of these warrants remained outstanding.

During the year ended October 31, 2002, in connection with private placements, the Company received gross proceeds of $200,000 and issued a total of 2,000,000 common shares. Of these, 1,150,000 common shares were issued for $115,000 of flow-through funds. The Company also issued 2,000,000 warrants for the purchase of up to 2,000,000 common shares at $0.10 per common share until October 7, 2004. The

Company paid a finder's fee of $16,692. At October 31, 2002, 2,000,000 of these warrants remained outstanding.

The amount of cash and cash equivalents on hand at the end of October 31, 2002 was $68,123 (2001 - $1,778). The amount due to related party of $50,309 in the year ended October 31, 2001 was due to Bullock Consulting Ltd., a private company owned by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, which had been paying the ongoing expenses of the Company for over 1 1/2 years and includes management fees for 2 years.

At October 31, 2002, the Company had working capital of $44,797 (2001 - ($67,605)) and 2000 - ($18,992)). The continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, it may not be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

FISCAL 2003

At the beginning of the fiscal year, the Company had cash of $68,123. It raised $350,000 by issuing a promissory note and a further $995,250 through the issuance of share capital. During the year, it acquired a new mineral property. Acquisition costs were $552,500 and $439,499 was spent exploring the property.

In November, 2002, the Company closed a private placement consisting of 320,000 units at CDN$0.11 per unit with Richard W. Hughes, each unit consisting of one
(1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$35,200. The proceeds were added to working capital. Mr. Hughes became a director of the Company on December 19, 2002.

In February 2003, the Company closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for total consideration of $675,000. Each flow-through unit consists of one (1) flow-through common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional non-flow-through common share of the Company at a price of $0.25 per share on or before February 28, 2005. Each non-flow-through unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.25 per on or before February 28, 2005. The flow-through proceeds ($325,000) were used for KPM Property acquisition costs and the non-flow-through proceeds are being used for diamond drilling on the KPM Property to attempt to extend the Mainland and Breccia Zones, coupled with in-fill drilling to try to clearly define a resource as a result of the previous drilling and for general corporate purposes ($350,000). The Company paid a cash finder's fee of $54,784.

In May 2003, the Company closed a private placement consisting of 535,715 units at $0.28 per unit, for total consideration of $150,000. Each unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.32 per on or before May 29, 2005. The proceeds were used for additional drilling on the KPM Property and for general corporate purposes. The Company paid a cash finder's fee of $12,840.

On July 10, 2003, the Company issued a promissory note in the amount of $350,000 to continue the Company's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"). The Loan bears interest at the rate of 10% per annum, and is payable on the earlier of (a) the date the lender demands payment by notice in writing or (b) the date which is one year from the date the Loan were advanced. In consideration for providing the Loan, the Company issued to the lender a total of

311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. The Company paid a cash finder's fee of $32,500.

In September 2003, the Company closed a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company for a period of two years at a price of $0.40 per share. The Company paid a cash finder's fee of $8,000. The proceeds of the financing were used for general corporate purposes.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 AND 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $141,490.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2002, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares. As at October 31, 2004, there were 17,267,227 common shares issued and outstanding. In addition, a total of 4,730,688 shares were allotted pursuant to a shares for debt transaction. Accordingly, a total of 21,997,915 shares were issued and allotted as at October 31, 2004. The 4,730,688 shares were issued on December 23, 2004.

As at October 31, 2004, the following options, share purchase warrants and debenture were outstanding:

-------------------------------------------------------------------
NUMBER OF OPTIONS       EXERCISE PRICE            EXPIRY DATE
-------------------------------------------------------------------
       85,000                $0.10              October 8, 2007
       62,000                $0.25               March 2, 2008
       70,000                $0.56              January 5, 2009
-------------------------------------------------------------------
       85,000                $0.10              October 8, 2007
       62,000                $0.25               March 2, 2008
      140,000                $0.56              January 5, 2009
-------------------------------------------------------------------
       85,000                $0.10              October 8, 2007
       62,000                $0.25               March 2, 2008
       70,000                $0.56              January 5, 2009
-------------------------------------------------------------------
       50,000                $0.56              January 5, 2009
-------------------------------------------------------------------
       85,000                $0.10              October 8, 2007
       62,000                $0.25               March 2, 2008
       50,000                $0.56              January 5, 2009
-------------------------------------------------------------------
       85,000                $0.23             December 18, 2007
       62,000                $0.25               March 2, 2008
       70,000                $0.56              January 5, 2009
-------------------------------------------------------------------
       50,000                $0.30               June 16, 2008
       50,000                $0.56              January 5, 2009
-------------------------------------------------------------------
    1,285,000
-------------------------------------------------------------------

                           WARRANTS:

-------------------------------------------------------------------
  NUMBER OF WARRANTS    EXERCISE PRICE           EXPIRY DATE
-------------------------------------------------------------------
         320,000             $0.14           November 14, 2004 (1)
       3,375,000             $0.25           February 28, 2005 (1)
         535,715             $0.32                May 29, 2005
         250,000             $0.40             September 30, 2005
       1,300,000             $0.30             December 22, 2005
       3,100,000             $0.35             December 22, 2005
       4,730,688             $0.13           December 23, 2006 (2)
------------------------------------------------------------------
      13,611,403
-------------------------------------------------------------------

(1)      Subsequent to year end, these warrants expired and were not exercised;
(2) These warrants were treated as allotted in the audited financial statements but were formally issued on December 23, 2004 (subsequent to year end).

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant may be exercised at any time until the close of business on July 23, 2004 at a price of $0.10 per share. As at July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid. The remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one
(1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Management of the Company participated with a booth display in five gold shows - one in Las Vegas, Nevada in April 2003, one in Vancouver, B.C. in June 2003, one in New York in September 2003, one in Calgary in October 2003 and one in San Francisco in November 2003. The Company also participated in the PDAC 2004 International Convention in March 2004 and a gold show in Calgary in April, 2004, New York in June 2004 and Vancouver in June 2004. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the KPM project.

In December 2003, the Company signed a one year contract with Renmark Financial Communications Inc. ("Renmark") of Montreal, Quebec. At the end of six months, the Company reviewed its association with Renmark and decided to terminate the contract effective June 18, 2004.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2004, the Company paid management fees of $27,000 to Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock, the President of the Company. For details refer to Note 8 to the audited financial statements.

During fiscal 2004, the Company paid consulting services of $32,164 to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services. For details refer to Note 8 to the audited financial statements.

PROPOSED TRANSACTIONS

KPM PROPERTY UPDATE

The grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM
Property. The program, at a cost of approximately $150,000, will employ pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to
1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work will include detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

PRIVATE PLACEMENT

On February 28, 2005, the Company announced that it has arranged a private placement consisting of 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of the Company, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. Pursuant to applicable policies of the TSX Venture Exchange, the Company will pay a finder's fee of up to 9% to qualified persons who assist the Company in the private placement. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by the Company for working capital.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

See Note 2(f) to the audited financial statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                                 (March 1, 2005)
                   TSX Venture Exchange (Trading Symbol: AGX)
                              CUSIP #: 02264P 10 1

TRANSFER AGENT                      SHARE STRUCTURE
--------------------------------------------------------------------------------

Pacific Corporate Trust Company     SHARES ISSUED:
10th Floor, 625 Howe Street         24,522,915
Vancouver, BC, V3C 3B8              OUTSTANDING WARRANTS:
Phone: 604.689.9853                    535,715 @ $0.32 (Expiry: May 29/05)
Fax:   604.689.8144                    250,000 @ $0.40 (Expiry: September 30/05)
                                     1,300,000 @ $0.30 (Expiry: December 22/05)
                                     3,100,000 @ $0.35 (Expiry: December 22/05)
                                       500,000 @ $0.20 (Expiry: December 30/05)
                                       100,000 @ $0.15 (Expiry: December 30/05)
                                     1,500,000 @ $0.14 (Expiry: December 8/06)
                                     4,730,688 @ $0.13 (Expiry: December 23/06)
                                    ----------
                                    12,016,403
                                    OPTIONS:
                                       340,000 @ $0.10 (Expiry: October 8/07)
                                        85,000 @ $0.23 (Expiry: December 18/07)
                                       310,000 @ $0.25 (Expiry: March 2/08)
                                        50,000 @ $0.30 (Expiry: June 16/08)
                                       500,000 @ $0.56 (Expiry: January 5/09)
                                    ----------
                                     1,285,000
                                    FULLY DILUTED SHARES:
                                    37,824,318 (1)

(1) A total of 1,000,000 common shares and 1,000,000 share purchase warrants will be issued pursuant to a private placement which is subject to approval by the TSX Venture Exchange.


AUDITORS                            CORPORATE COUNSEL
--------------------------------------------------------------------------------

Staley, Okada & Partners            CANADA:  McCullough O'Connor Irwin
Chartered Accountants                        Solicitors
Suite 400, 889 West Pender St.                 1100-888 Dunsmuir Street
Vancouver, BC, V6C 3B2                         Vancouver, BC, V6C 3K4
Phone    604.694.6070                        Phone:   604.687.7077
Fax:     604.585.8377                        Fax:     604.687.7099
FINANCIAL YEAR END:  October 31     U.S.A.:  Miller & Holguin
                                             1801 Century Park East, 7th Floor
                                             Los Angeles, California
                                             U.S.A., 90067

ACCOUNTANTS
--------------------------------------------------------------------------------

MacKay LLP
Chartered Accountants
Suite 1100-1177 West Hastings St.
Vancouver, British Columbia, V6E 4T5
Phone    604.697.5251
Fax:     604.687.5805

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)


DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------

Rupert L. Bullock, B.Comm. (President, CFO  & Director)  Phone: 604.536.5357
Lynn W. Evoy (CEO & Director)                            Fax:   604.536.5358
Philip J. Southam, P. Geo. (Director)                    info@amadorgoldcorp.com
Richard W. Hughes (Director)                             www.amadorgoldcorp.com
Kevin Leonard (Project Geologist)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                    (Registrant)


Date:    March 10, 2005             BY:  /S/ BEVERLY J. BULLOCK
                                    ---------------------------------------
                                    Beverly J. Bullock, Corporate Secretary